Western Asset Managed Municipals Portfolio Inc

Results of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Western Asset Managed Municipals Fund Inc. was held on September 21, 2006, for the purpose of considering and voting upon the election of Directors. The following table provides information concerning the matter voted upon at the
Meeting:


Item Voted On

Election of Directors

	     Common Shares	  Common Shares Preferred Shares  Preferred
       	     voted For Election   witheld	Voted For the     Shares
						Election	  Witheld

Paolo M. Cucchi     N/A		     N/A	     9,726		23
Carol L. Colman	    40,871,545	     551,225	     9,726		23
R. Jay Gerken 	    40,879,980	     542,790         9,726		23
Leslie H Gelb       40,828,963	     593,807   	     9,725		24